SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                         Under Section 12(b) or 12(g) of
                     The Securities and Exchange Act of 1934

                       FIRST FLORIDA COMMUNICATIONS, INC.
                 (Name of Small Business Issuer and Its Charter)

              Florida                                        65-0662159
(State or Other Jurisdiction of                           (IRS Employer
Incorporation or Organization)                           Identification No.)

       2161 East Commercial Boulevard, 2nd Floor, Ft. Lauderdale, FL 33308
               (Address of Principal Executive Offices / Zip Code)

                                 (954) 351-9070
                           (Issuer's Telephone Number)

Securities to be registered under Section 12(b) of the Act:

      COMMON STOCK, PAR VALUE $.0001             OVER THE COUNTER BULLETIN BOARD
(Title of each Class to be so Registered)        Name of Each Exchange on which
                                                  Each Class to be Registered

                           FORWARD LOOKING STATEMENTS

         First Florida Communications, Inc. cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. These statements include, without limitation, statements relating to the Company's growth and business strategies, regulatory matters affecting the Company, other plans and objectives of the Company, management for future operations and activities, expansion and growth of operations and other such matters. The words "believes," "expects," "intends," "strategy," "considers" or "anticipates" and similar expressions identify forward-looking statements. The Company does not undertake to update, revise or correct any of the forward-looking information.

                                     PART I

Item 1.           Description of the Business.

         First Florida Communications, Inc. (the "Company" or "FFCI") operates a multifaceted communications and marketing company which includes a wireless cable television company, American Wireless; a specialized mobile radio, paging and cellular company, Paradise Cellular and Paging; an advertising company, Summit Advertising Group; an interconnect and Internet company, LANSource; a media production company, MB Broadcasting; and a 24-hour shopping cable television channel, The Catalog Channel. The Company generates its revenues from: (1) subscribers on its wireless cable television system (averaging $30.00 per month per subscriber - currently 1,948 subscribers); subscribers on its specialized mobile radio system (averaging $18.00 per month per subscriber); subscribers on the paging systems as a reseller (averaging $5.00 per month per subscriber); (2) advertising clients buying radio and television time and media productions; and (3) service revenue for computer networking and business solutions.

Background:

         The Company was founded in 1996 by Paul Richard Bell, Christina Bell and Paul Richard Bell, Jr. and an experienced team of engineering, technical, and marketing professionals to enter into the communications industry. The Company had acquired the rights to a group of 220 MHZ Specialized Mobile Radio licenses in 30 cities throughout the United States to provide two-way radio communications. FFCI has expanded its operations to include wireless cable television, paging and cellular retail stores, advertising, media production, and business communications and Internet operation solutions. In 1999, the Company plans on launching a 24-hour television shopping network "The Catalog Channel."

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



         The communications industry is experiencing tremendous growth and change. The wireless cable television industry is now able to provide high speed Internet delivery to home and business over its MMDS licenses. The Company owns MMDS licenses in St. George, Utah, and Cedar City, Utah, and owns 55% of the MMDS license rights in Provo, Utah. The future will allow television, Internet and even telephony on the Company's MMDS Systems.

         The Company is well placed with its advertising and media production companies to enter into the television shopping industry with its new division "The Catalog Channel." The print-based catalog industry sells more than $100 billion worth of products each year to approximately 150 million consumers worldwide. Last year, in the United States, approximately 15,000 catalog merchants mailed more than 13.9 billion paper catalogs at a cost of 70 cents per delivered catalog. Over the past 35 years remote shopping offered by merchants has improved significantly, including the quality of the presentation, diversity of product selection, improvements in fraud prevention, quick delivery of product, personalization of product mix and customer service.

         In the last 10 years television shopping networks have become very important avenues for merchandise sales. In 1998, QVC had almost $2.4 billion in sales revenue and The Home Shopping Network did $1 billion in sales. Both networks were on cable television systems with approximately 70 million households each.

         FFCI's Catalog Channel will bring to the buying public a convergence of the print catalog, the cable television home shopping experience, and Internet e-commerce business. The Catalog Channel brings to consumers brand name catalogs with the ability to run specials from the catalog and to drive people to the Internet e-commerce site with more special prices built around brand name catalog identities that consumers know and trust. By combining the catalog industry's diverse product inventory, merchandising expertise, in-place fulfillment organizations and trusted consumers' relationships with Internet-based sales tools and developing brand identity, The Catalog Channel will deliver the first complete catalog shopping experience - PRINT, TELEVISION, and ON-LINE.

         Although FFCI is developing the catalog media productions, the necessary cable operators for the number of households, and alliances with the Internet e-commerce providers, The Catalog Channel's success hinges on the three interrelated nontechnical factors which include: (1) alliances with catalog merchant partners who provide the content, (2) branding the first complete convergence of the catalog shopping experience - print, television, and on-line, and (3) a reputation for quality customer service and a safe, user-friendly shopping environment. The Catalog Channel will be well-positioned for success in the convergence of print, television, and on-line for the catalog business.

Divisions and Services:

         The Company's services are varied and are carried out through the diverse operating divisions within the Company. The divisions within the company are:

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         PARADISE CELLULAR AND PAGING: This is a retail entity consisting of three retail stores that sell pagers, cellular phones, does repair work, and is a reseller of paging and cellular air time. The company was acquired in 1998, and is anticipated to open nine more locations in 1999. This division has six full-time employees and is headed up by Richard Bell, Jr.

         SMR DIVISION: Provides two-way radio sales, services, and air time to commercial business. The division has the license rights to 50 220 MHZ 5-channel locations throughout the United States. At the present time, due to lack of a functioning portable radio for the commercial end user, only one 5-channel system in Miami, Florida has subscribers on line. The company does installation and repairs for the two-way radio business. It is anticipated that portable radios will be available in 1999 and the Specialized Mobile Radio ("SMR") Systems will become active sources of revenue for FFCI in the future. The division has three full-time professional technical employees.

         MB BROADCASTING: This media production and advertising company was acquired in 1998. They produce infomercials and a television news show for Southern Utah. The division has nine full-time employees who are media writers, graphic design artists, computer specialists and two full-time sales representatives. MB owns four television translators and brings two major television signals (Fox and NBC) into their marketplace. MB will provide the engineering, production and cable operator acquisition for The Catalog Channel.

         SUMMIT ADVERTISING GROUP: This division is going through a transition from a Direct Response Radio and Television lead generator for the financial community to a media production and full service advertising company. Summit has a database of financial lead inquiries of more than 50 thousand current names. Summit will acquire the catalog merchants and do some production work for The Catalog Channel. The company employs four full-time professionals including an Emmy-winning producer/director. Summit was acquired by FFCI in March 1999.

         LANSOURCE: This newly acquired company provides Internet and interconnect networking solutions for the business client. They develop, design, and implement commercial web pages, service and install business communications equipment, and sell and service business communications equipment. There are seven full-time computer-communication specialists.

         THE CATALOG CHANNEL: This division will be a 24-hour television shopping network featuring brand name catalogs combining the print catalog, television, and the Internet e-commerce shopper. The Catalog Channel is completing an agreement to lease a transponder on SatCom 3 which will cover North America, including Canada, the United States, and Mexico. It is anticipated that The Catalog Channel will have 20 million households on cable systems it will service within 12 months after its initial launch anticipated during the late summer or early fall of 1999. In a forward-looking statement, The Catalog Channel could be in Europe on cable stations during the year 2000. The Catalog has no employees at this time. The necessary work is being done by Summit and MB Broadcasting.

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         AMERICAN WIRELESS: A Southwestern Utah provider of wireless cable television. There are currently approximately 2,000 subscribers paying an average of $30.00 per month for service. The company sells and services the subscriber needs on this 140-channel system. They are completing a wireless cable system in Cedar City, Utah and have the ownership rights (55%) of wireless cable licenses in Provo, Utah. In the Spring of 1999, this division began a joint venture with communications giant Motorola to implement a high-speed wireless Internet delivery system on American Wireless' FCC licenses. The tests and implementation as of June 23, 1999, are underway in St. George, Utah. The ultimate success of this project has tremendous implications for FFCI. LANSource and MB Broadcasting are working with American Wireless on this project. The division has 12 full-time employees.

Acquisitions of Other Companies and/or Product Lines:

         The Company is pursuing the acquisition of other companies, assets and/or product lines that either complement or expand its existing business. The Company may use cash or stock or a combination of stock and cash to affect any such acquisitions. The Company has had, and will continue to have, discussions from time to time with potential acquisition candidates.

Customer Relationships:

         The Company is in the midst of tremendous opportunities for both the corporation and the clients it services. New portable radios soon forthcoming to the SMR Division on track, a new 24-hour shopping network converging print catalogs, television, and the Internet, and a growing wireless cable television network in the middle of a project with Motorola to deliver high-speed Internet services. The Company's management believes that the future is here and now and FFCI is part of it in communications, marketing, and the Internet.

Government Regulation:

         The Company will be subject to applicable provisions of federal and state securities laws and to regulations specifically governing the communications industry. The operations of the Company will also be subject to regulations normally incident to business operations (e.g. occupational safety and health acts, workmen's compensation statutes, unemployment insurance legislation and income tax and social security related regulations). Although the Company will make every effort to comply with applicable regulations, it can provide no assurance of its ability to do so, nor can it predict the effect of these regulations on its proposed activities.

Industry and Competition:

         The communications industry continues to evolve at a phenomenal rate. Internet - online consumer spending is projected to increase from $7.8 billion in 1998 to $108 billion in 2003. The primary drivers for this growth are the increase of households with Internet access and an even

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greater acceptance of online shopping among consumers. The percentage of U.S.
households that use the Internet has increased from 14% in 1995 to 41% in 1998.

         The consumer demand for more television channels seems to be boundless. Wireless cable can now provide hundreds of television channels for consumers to choose from in the "digital" age. And now the wireless cable operator can deliver not only television, but data, Internet and telephony services as well.

         The catalog industry has worldwide revenues of more than $100 billion and serves more than 150 million consumers. Approximately 17,000 catalog merchants mail almost 14 billion paper catalogs in the U.S. These merchants range in size from $500 million industry giants to "Mom and Pop" operations that create catalogs in their homes. In 1996, the U.S. catalog industry was evenly divided between business to business and consumer catalogs. This market tends to be highly skewed in favor of the top 200 to 300 firms, which control more than 80% of the market.

         The catalog industry has existed for many years. However, between the 1960s and 1995, a combination of demographics changes, technology improvements and government regulations caused a rapid growth in the number and quality of mail order catalogs. These factors include (1) more women working with less time to shop, (2) higher education among shoppers with greater willingness to buy at a distance, (3) computer databases, (4) credit card popularity, and (5) FTC regulations that removed fraudulent merchants. The industry continues to grow both in terms of consumer acceptance and in the markets that it reaches. Globalization has helped to create more than 9,000 catalog companies in the UK, France and Germany. Consumer direct marketing sales are forecasted to grow by 7.7% annually from 1998 to 2003 compared to US consumer sales that are forecasted to grow 5% annually.

         The Company faces competition in both the communications sectors (specialized mobile radio, paging, and wireless cable television and the Internet) and the Marketing Sectors (advertising, media production and the catalog channel). In each area, the Company's competitive position and the barriers to entry are different. Although there is no direct competitor that offers the combination of benefits that FFCI provides, there are speciality companies and vendors that do provide direct competition to each Company division. Communication services competition includes Nextel and the cellular industry versus FFCI's SMR systems. The fiber optic and wired cable television systems are director competitors to the Company's wireless cable operations. Marketing sector competition includes the current home shopping networks (i.e. QVC and Home Shopping Network), catalog aggregators (i.e. Catalog Site), non-specialty Internet e-commerce players, category killer commerce sites (i.e. Amazon.com) and product search engines and price comparison software.

Employees:

         The Company currently employs 44 full-time professionals.

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Item 2. Management's Discussion and Analysis or Plan of Operation

         The Company had revenue of $102,102 for the year ended December 31, 1998 as compared to $45,161 for the year ended December 31, 1997, an increase of $59,941 or 126%. Cost of sales were $96,662 for the 1998 period in comparison to $31,265 for the 1997 period, an increase of $65,397 or 209%. Operating Costs and Expenses were $791,731 for the year ended December 31, 1998 as compared to $225,933 for the year ended December 31, 1997, an increase of $565,798 or 250%.

         Net cash (used) in Operating Activities for the years ended December 31, 1998 and 1997 was ($483,441) and ($222) receptively. The change in cash from operating activities was $483,212.

         Net cash used in investing activities was ($4,986) and ($425) for the years ended December 31, 1998 and 1997 respectively, reflecting a change of ($4,561). This was a result of an acquisition of furniture and fixtures from Paradise International.

         The Company's financing activities included proceeds from acquisitions in exchange for common stock and stock warrant conversions. The Company's financing activities resulted in net cash provided from financing activities of $500,600 for the year ended December 31, 1998. Their were no financing activities in period ending 1997. The Company believes it will be able to fund its short term cash needs through funds from operations and additional capital raising efforts.

         Net income (loss) increased from a loss of ($212,037) for the year ended December 31, 1997, to a net loss of ($786,291) for the year ended December 31, 1998, a change of ($574,254) or 270%. The increases in losses from December 31, 1997 to December 31, 1998 was the introduction and additions of cellular phone, paging services, and acquisition of one group of nine Alliance partnership 220 MHZ licenses and a second acquisition of 41 220 licenses and equipment from a non-operating specialized mobile radio company.

         The Company's management believes there is tremendous opportunity in these new sites and licenses, as well as a good fit with the strategic direction of combining like business in the wireless industry. The effect of these additional sites and licenses will be reflected in 1999.

         At December 31, 1998, the Company had total assets of $4,204,594 and total liabilities of $416,447. The Company has working capital of $12,587 as of December 31, 1998, as compared to $414 as of December 31, 1997.

         The Company currently has had the following significant subsequent acquisition events in 1999:

         * In January 1999, the Company acquired all the stock of MB Broadcasting, Inc., for shares of common stock. MB Broadcasting is a Utah cable television and TV production company.

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         *        In March 1999, the Company acquired the net assets of Summit
                  Advertising for $100,000 in cash and shares of common stock.

         * In June 1999, the Company acquired LANSource, an Internet design and services company for shares of common stock.

         * In June 1999, the Company acquired approximately 90% of American Wireless, a wireless cable and wireless Internet service provider for shares of common stock.

         In conjunction with the four 1999 acquisitions and subsequent events, the Company has received funding from two private sources as follows:

         1.       $1.2 million as exercise of outstanding warrants, Venture
                  Capital USA.

         2.       $900,000 as exercise of warrants by Global Asset Management.

         During the second quarter, 1999, the Company has also announced the following:

         * Formation of a new subsidiary, The Catalog Channel, which is set to launch on July 1, 1999, using elements and management talent from all the recently acquired companies and the Company.

         * The resignation of Paul Richard Bell, founder, as President and Chief Executive Officer and the appointment of Douglas Costa as President and Chief Executive Officer.

         The Company's management believes that with the recent capital infusions and the eminent launch The Cable Channel, the Company is positioned to greatly enhance its revenue growth and value during 1999.

Year 2000 Issue:

         The Company's in-house accounting and analysis software are year 2000 compliant to the best of the Company's knowledge. The Company's client, wireless, SMR and customer billing software has recently been upgraded to be year 2000 compliant and to the best of the Company's knowledge none of its operating systems will be effected by the year 2000 problem.

Item 3. Description of Property

         The Company's offices are located at 2161 East Commercial Boulevard, 2nd Floor, Ft. Lauderdale, Florida 33308. The lease is for a three year term, with approximately 29 months remaining with a rent expense of $3,300 per month. The Company also leases office and retail store

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space under operating lease agreements. The future minimum rental obligations of the Company are as follows:

                           1999                      $66,000
                           2000                      $22,000

         The Company also has certain tower rent obligations that were assumed as part of the acquisition of prior telecommunications tower rent liabilities. These tower rent leases are currently being renegotiated and revised to reflect the change of ownership and equipment on the sites. The Company is presently reserving $26,000 per month for these contingent obligations.

PRINCIPAL STOCKHOLDERS

         The following table sets forth information concerning the beneficial owners of the Company's outstanding common stock as of June 24, 1999, with respect to the beneficial ownership of shares of Common Stock by (i) each person known by the Company to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, (ii) each of the Company's directors, and
(iii) all executive officers and directors as a group. Unless otherwise indicated below, all persons listed below have sole voting and investment power with respect to their shares of Common Stock except to the extent that authority is shared by spouses under applicable law.

NAME AND ADDRESS                            AMOUNT AND NATURE OF
OF BENEFICIAL OWNER                         BENEFICIAL OWNERSHIP (1)                    PERCENTAGE OF CLASS
-------------------                         ------------------------                    -------------------
Paul Richard Bell, Sr.                                1,702,286                                     20.6%
2161 E. Commercial Blvd., 2nd Fl
Ft. Lauderdale, FL 33308

Christina Bell Landers                                1,000,000                                     12.1%
2161 E. Commercial Blvd., 2nd Fl
Ft. Lauderdale, FL 33308

Wallace Brazzeal                                        225,600                                      2.7%
251 W. Hilton Dr.
St. George, UT 84771

Brent Miner                                             224,894                                      2.7%
251 W. Hilton Dr.
St. George, UT 84771

Mical Terry                                             164,357                                      2.0%
845 E. Skyline Dr.
St. George, UT 84771

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

NAME AND ADDRESS                            AMOUNT AND NATURE OF
OF BENEFICIAL OWNER                         BENEFICIAL OWNERSHIP (1)                    PERCENTAGE OF CLASS
-------------------                         ------------------------                    -------------------
Douglas Costa                                           130,900                                      1.6%
2161 E. Commercial Blvd., 2nd Fl
Ft. Lauderdale, FL 33308

All executive officers and directors                  3,448,037                                     41.7%
as a group (11 persons)

-----------------
(1) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this Registration Statement upon the exercise of options or warrants. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date of this Registration Statement have been exercised. Unless otherwise indicated, the Company believes that all persons named in the table have voting and investment power with respect to all shares of Common Stock beneficially owned by them.

Item 5.  Directors, Executive Officers, Promoters and Control Persons

         The directors and executive officers of the Company, and significant employees of the Company are as follows:

NAME                           POSITION
----                           --------
Douglas Costa, Esq.            Chief Executive Officer and President
Kent Whitesel                  Chief Financial Officer
Paul Richard Bell, Sr.         Chairman of the Board
Christina Bell Landers         Director
Ray Carpenter                  Director
Brent Miner                    Director and General Manager The Catalog Channel
Ronald Stull                   Vice President/General Manager Paradise - SMR
Mical Terry                    Vice President/General Manager American Wireless
Wallace Brazzael               Vice President/General Manager MBBroadcasting
Jeff Carpenter                 Vice President/General Manager LANSOURCE
Wayne Wiggins                  General Manager Summit Advertising

         All directors will serve until the next annual meeting of Shareholders, which is anticipated to occur in February, 2000.

DOUGLAS COSTA, ESQ. has served as CEO and President since March 1999. He is a practicing attorney and an educator. He served as corporate attorney and as a member of the FFCI board of directors since 1998. His degrees are from the University of Florida and School of Law at Nova University.

KENT WHITESEL has served as the CFO for the Company since October 1998. Prior to joining the Company, he was the CFO for a major shipping line with 17 subsidiaries. His background includes

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controllership with a major NYSE firm and audit and accounting work with two public companies. He has an MBA (Finance) from the University of Southern California and a MA (Accounting) form the University of Redlands.

PAUL RICHARD BELL has extensive background in advertising and marketing. He is one of the founders of the Company and has served as the CEO. He holds degrees from the University of Arkansas and was an assistant professor at Arkansas Tech University in the School of System Science.

CHRISTINA BELL LANDERS is one of the Company's original founders. She formerly owned a collectible company and has diverse business interests.

BRENT MINER's family had extensive radio and television properties through the western United States. He is a past president of the Utah Broadcasters Association and a well known news anchor and a writer, producer and director. He is one of the founders of MB Broadcasting.

ROY CARPENTER Founder of TriStar Media and American Wireless. An engineer formerly with Ampex Corporation in the design of laser beam recorders. An instructor in Electrical Engineering for 17 years.

RONALD STULL has been in charge of the SMR and Paradise Cellular and paging Divisions since August 1998. Prior to joining the Company, he was a manager in radio tower site business and two way radio sales. He is a communication engineer with various positions with Motorola in their two way radio and paging business.

MICAL TERRY has served as President and Chief Operating Office with American Wireless since its inception in 1989. Prior to this, he was an engineer for the Dixie Escalante Electric Power Company and designed power systems for this electric utility company. His degree is from Southern Utah University.

WALLACE BRAZZAEL has been in advertising and media production for over 30 years. He was a founder of St. George Magazine, Inkwell Advertising and MB Broadcasting. He is a nationally renowned artist and graphic designer, television director and producer. He has a degree from Brigham Young University.

JEFF CARPENTER has extensive background in communication technology, business network solutions, and the Internet. He joined LAN Source in 1996 and was the CEO and President. Prior to this he was the manager of Information Services at Strata, Inc., a computer software developer. Mr. Carpenter holds an engineering degree from ITT.

WAYNE WIGGINS has won Emmys for his work as a producer/director in the television industry. He brings more than 20 years of experience in media production and advertising. His career includes CBS television and numerous national and international productions and infomercials. Mr. Wiggins joined Summit Advertising in June 1999.

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         All directors hold office until the next annual meeting of stockholders and until their successors have been elected and qualified, subject to death, resignation or removal from office prior to such time.

Item 6. Executive Compensation

         The following table sets forth the total remuneration to be paid to the executive officers of the Company.

                                             ANNUAL COMPENSATION TABLE
NAME AND                                                                        OTHER ANNUAL
PRINCIPAL POSITION         YEAR             SALARY            BONUS             COMPENSATION              TOTAL
------------------         ----             ------            -----             ------------              -----
Douglas Costa              1999             $110,000          $-0-               $ 4,200                 $114,200
   President & CEO

Paul Richard Bell          1999             $-0-              $-0-               $38,000                 $ 38,000
   Chairman                                                             (deferred compensation)

Kent Whitesel              1999             $90,000           $-0-               $-0-                    $ 90,000

         There is not at present any compensation paid to directors of the Company in their capacity as such.

         The Company does not at this time have a stock option plan or other incentive compensation plan.

Item 7. Certain Relationships and Related Transactions

         Not Applicable

Item 8. Description of Securities.

General

         As of the date of this Registration Statement, the authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $.0001 par value, of which 8,251,749 shares are outstanding. The following description of the securities of the Company and certain provisions of the Company's Articles of Incorporation and By-Laws, each as amended, is a summary and is qualified in its entirety by the provisions of the Articles of Incorporation and By-Laws as currently in effect.

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Common Stock

         Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders, including the election of directors. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so. The Articles of Incorporation does not provide for cumulative voting for the election of directors. Holders of Common Stock will be entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, and will be entitled to receive, pro rata, all assets of the Company available for distribution to such holders upon liquidation. Holders of Common Stock have no preemptive, subscription or redemption rights. All outstanding shares of Common Stock are, and the shares offered hereby, upon issuance, will be, fully paid and non assessable.

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



                                     PART II

Item 1. Market Price of and Dividends On the Registrant's Common Equity and Other Shareholder Matters

Market Price

         The Company's Common Stock has been quoted on the Over The Counter Bulletin Board since September 1997 under the symbol "FFCI". The following table set forth, the high and low bid prices for the Common Stock for the quarters indicated. The quotations represent bid between dealers and do not included retail mark-up, mark-down or commissions, and do not represent actual transactions.

                                                HIGH BID           LOW BID
                                                --------           -------
         Third Quarter 1998                        9-1/8                4

         Fourth Quarter 1998                       9-1/8                2

         First Quarter 1999                        5-7/8                2

         Second Quarter 1999                      15-5/8                4-1/4

         At the date of this Registration Statement there were 840 holders of record of 8,251,749 shares of Common Stock, including holders which maintain their ownership in "Street Name."

Dividends

         The Company anticipates that for the foreseeable future, earnings will be retained for the development of is business. Accordingly, the Company does not anticipate paying dividends on the Common Stock in the foreseeable future. The payment of future dividends will be at the sole discretion of the Company's Board of Directors and will depend upon among other of the Company and general business conditions.

Item 2.  Legal Proceedings

         To the best of the Company's knowledge, there is no threatened or pending litigation.

Item 3.  Changes in the Disagreements with Accountants

         None

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



Item 4.  Recent Sales of Unregistered Securities

         None.

Item 5.  Indemnification of Directors and Officers

         Chapter 607 of the Florida Statutes provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Florida corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director.

         Section 607.0850 of the Florida Statutes permits a corporation, by so providing in its certificate of incorporation, to eliminate or limit director's liability to the corporation and its stockholders for monetary damages arising out of certain alleged breaches of their fiduciary duty. Section 607.0850 provides that no such limitation of liability may affect a director's liability with respect to any of the following: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not made in good faith or which involve intentional misconduct of knowing violations of law; (iii) liability for dividends paid or stock repurchased or redeemed in violation of the Florida General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit. Section 607 does not authorize any limitation on the ability of the corporation or its stockholders to obtain injunctive relief, specific performance or other equitable relief against directors.

         Article IX of the Company's Articles of Incorporation and the Company's By-laws provide that all persons who the Company is empowered to indemnify pursuant to the provisions of Section 607 of the Corporation laws of the State of Florida (or any similar provision or provisions of applicable law at the time in effect), shall be indemnified by the Company to the full extent permitted thereby. The foregoing right of indemnification is not deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

         Article IX of the Company's Articles of Incorporation provides that no director of the Company will be personally liable to the Company or its stockholders; (i) for any monetary damages for breaches of fiduciary duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 607 of the Florida Statutes, or (iv) for any transaction from which the director derived an improper personal benefit.

                                    PART III

ITEM 2. INDEX TO EXHIBITS.

EXHIBIT NO.     DESCRIPTION OF DOCUMENT
-----------     -----------------------
   3.1          Form of Amended and Restated Articles of
                Incorporation

   3.2          By-Laws, as amended [3-6]

   4.1          Form of Common Stock Certificate

   4.2          Acquisition Agreements*

  10.4          Employment Agreement*

------------
* To be filed by Amendment.

                                   Signatures

         In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              First Florida Communications, Inc.

Date:   June 22, 1999

                                        By:   /S/ DOUGLAS COSTA
                                              ----------------------------------
                                              Douglas Costa, President & CEO
                                              (Principal Executive Officer)

         Pursuant to the requirements of the Securities Exchange act of 1934, this registration statement has been signed below by the followings persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: June 22, 1999                      By:   /S/ DOUGLAS COSTA
                                               ---------------------------------
                                               Douglas Costa, President & CEO
                                               (Principal Executive Officer)

Date: June 22, 1999                      By:   /S/ PAUL RICHARD BELL
                                               ---------------------------------
                                               Paul Richard Bell, Sr., Chairman
                                               of the Board of Directors

Date: June 22, 1999                      By:   /S/ PAUL RICHARD BELL
                                               ---------------------------------
                                               Paul Richard Bell, Jr., Director

Date: June 22, 1999                      By:   /S/ KENT WHITESEL
                                               ---------------------------------
                                               Kent Whitesel, Chief Financial
                                               Officer and Director

                       FIRST FLORIDA COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Independent Auditor's Report                                                   1

Financial Statements

         Balance Sheet                                                         2

         Statements of Operations and Accumulated Deficit                      3

         Statements of Changes in Shareholders' Equity                         4

         Statements of Cash Flows                                              5

Notes to Financial Statements                                             6 - 10

                              BAUM & COMPANY, P.A.
                          CERTIFIED PUBLIC ACCOUNTANTS
                        1515 UNIVERSITY DRIVE - SUITE 209
                          CORAL SPRINGS, FLORIDA 33071
                                 (954) 752-1712

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of First Florida Communications, Inc.

We have audited the accompanying balance sheets of First Florida Communications, Inc. (A Development Stage Company) as of December 31, 1998 and the related statements of income and accumulated deficit, stockholders equity and cash flows for the years ended December 31, 1998, and 1997 and cumulative totals for development stage operations from April 1, 1996 (date of inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Florida Communications, Inc. (A Development Stage Company) as of December 31, 1998 and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 and cumulative totals for development stage operations from April 1, 1996 (date of inception) through December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 of the financial statements, the Company has suffered losses from operations has a nominal revenue stream, and has significant non-productive assets, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

April 29, 1999
Coral Springs, Florida

                       FIRST FLORIDA COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                  BALANCE SHEET
                                DECEMBER 31, 1998

                                     ASSETS

Crent Assets:
     Cash and Cash Equivalents (Note 1)                        $    12,587
   Inventory (Note 1)                                                7,852
                Total Current Assets                                20,439
                                                               -----------
Fixed Assets:
     Property, Plant and Equipment (Notes 4 and 6)
           (Net of accumulated depreciation of $3,852)           2,736,596
                                                               -----------
Other Current Assets:
     Deposits                                                        1,977

     FCC Licenses (Note 7)

           (Net of accumulated amortization of $29,418)          1,445,582
                                                               -----------

           Total Other Current Assets                            1,447,559
                                                               -----------

           Total Assets                                        $ 4,204,594
                                                               ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
     Accounts Payable & Accrued Expenses                       $   368,707
     Advances from stockholder (Note 8)                             47,740
                                                               -----------

           Total Current Liabilities                               416,447
                                                               -----------

           Total Liabilities                                       416,447
                                                               -----------

Shareholders' Equity:

     Common Stock, $.0001 par value; 7,500,000
           shares authorized; 4,313,610 shares
           issued and outstanding                                      431
     Additional Paid in Capital                                  4,826,403
     Accumulated Deficit in the Development Stage               (1,038,687)
                                                               -----------

           Total Shareholders' Equity                            3,788,147
                                                               -----------

           Total Liabilities and Shareholders' Equity          $ 4,204,594
                                                               ===========

               See Accompanying Notes to the Financial Statements

                       FIRST FLORIDA COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
               FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998 AND CUMULATIVE TOTALS FOR DEVELOPMENT STAGE OPERATIONS
           FROM APRIL 1, 1996 (DATE OF INCEPTION) TO DECEMBER 31, 1998

                                                                               DEVELOPMENT STAGE
                                             YEAR ENDED                           YEAR ENDED                        APRIL 1, 1996 TO
                                         DECEMBER 31, 1997   DECEMBER 31, 1998  DECEMBER 31, 1998
                                         -----------------   -----------------  -----------------
Revenues:

         Sales (Note 1)                    $    45,161         $   102,102         $   147,263

Cost of Sales                                   31,265              96,662             127,927
                                           -----------         -----------         -----------

         Gross Profit                           13,896               5,440              19,336

Operating Costs and Expenses:

         Selling, General &
           Administrative                      225,933             791,731           1,058,023
                                           -----------         -----------         -----------

Net (Loss) Before Provision
         For Income Taxes                     (212,037)           (786,291)         (1,038,687)

Provision For Income Taxes (Note 3)              - 0 -               - 0 -               - 0 -
                                           -----------         -----------         -----------

Net (Loss)                                    (212,037)           (786,291)         (1,038,687)

Accumulated Deficit - Beginning
         of Year                               (40,359)           (252,396)                 --
                                           -----------         -----------         -----------

Accumulated Deficit - End of Year          $  (252,396)        $(1,038,687)        $(1,038,687)
                                           ===========         ===========         ===========

Income (Loss) Per Common Share             $     (2.70)        $      (.62)        $     (3.06)
                                           ===========         ===========         ===========

Weighted Average
         Common share Outstanding               93,429           1,666,186             339,092
                                           ===========         ===========         ===========

               See Accompanying Notes to the Financial Statements

                       FIRST FLORIDA COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998
             AND CUMULATIVE TOTALS FOR DEVELOPMENT STAGE OPERATIONS
           FROM APRIL 1, 1996 (DATE OF INCEPTION) TO DECEMBER 31, 1998

                                                                                                             DEFICIT
                                                                                         ACCUMULATED
                                        COMMON STOCK                   ADDITIONAL        DURING THE
                                 -----------------------------           PAID-IN          DEVELOPMENT
                                  # SHARES           AMOUNT              CAPITAL            STAGE
                                 ---------         -----------         -----------       ------------
December 31, 1996                   81,279         $         8         $   240,912        $   (40,359)

Common Stock
  Issued for Services               18,225                   2              91,124                 --

Net (Loss) For the Year                 --                  --                  --           (212,037)
                                 ---------         -----------         -----------        -----------


December 31, 1997                   99,504                  10             332,036           (252,396)

Stock Retired                     (198,302)                (20)                 20                 --

Stock Issued for Asset
  Acquisition (Note 4)           4,112,408                 411           4,194,377                 --

Stock Warrant
  Conversions (Note 5)             300,000                  30             299,970                 --

Net (Loss) For the Year                 --                  --                  --           (786,291)
                                 ---------         -----------         -----------        -----------

December 31, 1998                4,313,610         $       431         $ 4,826,403        $(1,038,687)
                                 =========         ===========         ===========        ===========

               See Accompanying Notes to the Financial Statements

                                             FIRST FLORIDA COMMUNICATIONS, INC.
                                                (A DEVELOPMENT STAGE COMPANY)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998 AND
             CUMULATIVE TOTALS FOR DEVELOPMENT STAGE OPERATIONS FROM
             APRIL 1, 1996 (DATE OF INCEPTION) TO DECEMBER 31, 1998

                                                        YEAR ENDED                YEAR ENDED              DEVELOPMENT STAGE
                                                        DECEMBER 31,              DECEMBER 31,            APRIL 1, 1996 TO
                                                             1997                    1998                DECEMBER 31, 1998
                                                        ------------              ------------           ------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
         Net Income (Loss)                              $  (212,037)            $  (786,291)              $    (1,038,687)
         Adjustments to Reconcile Net
         Income (Loss) to Cash Used In
         Operating Activities

                  Depreciation                                - 0 -                   3,852                         3,852
                  Amortization                                - 0 -                  29,418                        29,418
                  Common Stock Issued For Services           91,124                   - 0 -                        91,124

                  Changes in Working Capital:
                    Accounts Receivable                      88,049                 120,142                         - 0 -
                    Accounts Payable                         11,893                 131,187                       146,030
                    Advances Payable                         20,749                  18,251                        47,740
                                                        -----------             -----------               ---------------

                  Net Cash Provided (Used) in
                    Operating Activities                       (222)               (483,441)                     (720,523)

CASH FLOWS (USED) IN INVESTING ACTIVITIES:
         Acquisition of Fixtures &
          Equipment                                            (425)                 (4,986)                       (8,411)
                                                        -----------             -----------               ---------------

         Net Cash (Used) in Investing
           Activities                                          (425)                 (4,986)                       (8,411)

CASH FLOWS FROM FINANCING ACTIVITIES:
         Proceeds of stock issued                                --                      --                       240,921
         Proceeds from acquisitions in
           exchange for common stock                             --                 200,600                       200,600

    Stock Warrant Conversions                                    --                 300,000                       300,000
                                                        -----------             -----------               ---------------

    Net Cash Flows from Financing   Activities                - 0 -                 500,600                       741,521
                                                        -----------             -----------               ---------------

NET INCREASE (DECREASE) IN CASH
         AND CASH EQUIVALENTS                                  (647)                 12,173                        12,587

CASH AND CASH EQUIVALENTS
         BEGINNING OF YEAR                                    1,061                     414                         - 0 -
                                                        -----------             -----------               ---------------
         END OF YEAR                                    $       414             $    12,587               $        12,587
                                                        ===========             ===========               ===============

CASH PAID FOR INTEREST EXPENSE                          $     - 0 -             $     - 0 -               $         - 0 -

CASH PAID FOR INCOME TAX                                $     - 0 -             $     - 0 -               $         - 0 -

               See Accompanying Notes to the Financial Statements

                       FIRST FLORIDA COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  NATURE OF OPERATIONS

                  First Florida Communications, Inc., (the Company) was incorporated in the State of Florida on April 1, 1996 to acquire FCC licenses, broadcast rights, and provide services to sell equipment in the wireless communication industry. (The Company is still in the development stage). The majority of the company's assets are for the "220 Megahertz" specialized mobile radio and paging business.

                  The accompanying financial statements reflect the application of certain significant accounting policies as described below and elsewhere in the accompanying financial statements and notes.

         A.)      USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results can differ from those estimates.

         B.)      CASH AND CASH EQUIVALENTS

                  Cash and cash equivalents include cash on hand, cash in banks, and any highly liquid investments with a maturity of three months or less at the time of purchase.

                  The Company maintains cash and cash equivalent balances at several financial institutions which are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 1998 there is no concentration of credit risk from uninsured bank balances.

         C.)      INVENTORIES

                  Inventories (stated at the lower of cost of market) are primarily cellular telephones, beepers, ancillary products and communication parts.

         D.)      DEPRECIATION

                  Furniture, fixtures and leasehold improvements are carried at cost. Communications equipment, acquired for common stock, is carried at estimated fair market value. Depreciation of property is provided for based on estimated useful lives (generally 3 to 10 years) using straight line methods.

                       FIRST FLORIDA COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         E.)      AMORTIZATION

                  The FCC licenses are being amortized over a twenty-year period using the straight line method.

         F.)      EARNINGS (LOSS) PER SHARE

                  Primary earnings per common share are computed by dividing the net income (loss) by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. The number of shares used for the fiscal years ended December 31, 1998 and 1997 were 1,666,186 and 93,429, respectively. Common stock equivalents were not used due to their delusive effects.

NOTE 2 -  INCOME TAXES

                  In February 1992, the Financial Accounting Standards Board issued Statement of Financial Standards 109 of "Accounting for Income Taxes." Under FASB 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company has net operating losses (NOL's) of approximately $1,00,000 expiring in the years 2011 through 2013.

                           Deferred tax benefit              $  318,000
                           Valuation allowance                 (318,000)
                                                             ----------
                                    Net Benefit              $    - 0 -
                                                             ==========

                  Due to the uncertainty of utilizing the NOL and recognizing the deferred tax benefit an offsetting valuation allowance has been provided.

NOTE 3 -  LEASES

                  The Company leases office and retail store space under operating lease agreements. The future minimum rental obligations of the Company are as follows:

                           1999:            $  66,000
                           2000:            $  22,000

         The Company has renewal options on these leases at their discretion.

                       FIRST FLORIDA COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 3 -  LEASES (CONTINUED)

                  As part of the acquisition of communications equipment, the Company assumed approximately $206,000 of prior telecommunications tower rent liabilities. As of December 31, 1998, the Company had not signed or renewed any new tower rental agreements. Due to the arrearages of tower rents, the Company is at risk of seizure of their communications equipment located at numerous locations. A reserve for contingent liabilities related to the unpaid tower rents was accrued for $100,000 at December 31, 1998.

                  The tower leases above are currently being renegotiated and revised to reflect the change of ownership of the equipment on the site.

NOTE 4 -  ACQUISITIONS

                  In January 1998 and May 1998, the Company acquired "220 Megahertz" communication equipment and 41 FCC licenses, net of outstanding liabilities, from the Macmillan Bell Group, Inc. for the issuance of 3,735,526 restricted common shares. (Related party transaction).

                  In October 1998, the Company acquired from Nine (9) separate partnerships (collectively referred to as "The Alliance") 220 Megahertz communications equipment and FCC licenses, net of liabilities, via the issuance of 333,132 common shares, at a valuation of $1,080,000.

                  In October 1998, the Company acquired Paradise International Connection, Inc. as a wholly- owned subsidiary using the purchase method of accounting for 43,750 shares of common stock.

NOTE 5 -  CAPITAL TRANSACTIONS

         A.) On May 27, 1998, the Company issued 1,500,000 stock warrants which expire on May 27, 2000 for the right to, purchase common stock at $1.00 per share. No consideration was given for these warrants. As of December 31, 1998, the warrant holder paid on behalf of the Company $300,000 of operating expenses, thus received 300,000 shares of common stock.

         B.) On May 4, 1998, the Company declared a 1:20 reverse stock split. Accordingly, all share and per share data has been retroactively restated.

                       FIRST FLORIDA COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 6 -  FIXED ASSETS

                  Property, plant and equipment consists of:

                           Communications equipment          $2,710,000
                           Furniture and fixtures                30,448
                                                             ----------
                                                              2,740,448

                           Accumulated depreciation               3,852
                                                             ----------
                                                             $2,736,596

NOTE 7 -  FCC LICENSES

                  The Company owns fifty (50) FCC licenses, in 47 cities for "220 Megahertz" communications activities, that are renewable annually. The $1,475,000 valuation of these licenses is being amortized over twenty years. As of December 31, 1998 $29,418 has been amortized.

                  Possession to these licenses were acquired via various acquisitions as noted in Note 4 and the Company is currently transferring the licenses on the Federal Communications Commission's records into the name of the Company.

NOTE 8 -  RELATED PARTY TRANSACTIONS

                  The Company acquired Federal Communication licenses and "220 Megahertz" communications equipment from the MacMillan Bell Group, Inc., (See Note 5). The sole stockholder of this corporation was a Director and former Chief Executive Officer of the First Florida Communications, Inc., and is the father of the principle shareholders of the Company.

                  This related party has advanced the Company $26,542 as of December 31, 1998. These advances are unsecured, non-interest bearing and has no repayment scheduled.

NOTE 9 - GOING CONCERN CONSIDERATIONS

                  The Company has incurred losses from inception in excess of $1,000,000 and has never shown a profit. Due to the Company's nominal cash flow and lack of productive assets its ability to meet current obligations is in doubt. Additionally, the negative working capital at December 31, 1998 of $396,000 raises substantial doubt as to its ability to continue as a going concern. Management has advised us that a venture capital company has expressed an interest of infusing equity capital into the company and that new acquisitions will provide liquidity (Note 10) and needed cash flow.

                       FIRST FLORIDA COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 10 - SUBSEQUENT EVENTS

                  In January 1999, the Company acquired all the stock of M. B. Broadcasting, Inc., for 350,000 shares of common stock valued at $10 per share for a purchase of $3,500,000. M. B. Broadcasting, Inc., is primarily a Saint George, Utah cable television station and T.V. production company.

                  In March 1999, the Company acquired for $1,500,000 the net assets of Summit Advertising Group, a Fort Lauderdale, Florida advertising agency. The purchase price consideration was $100,000 in cash and 280,000 shares of restricted common stock,.

                                 EXHIBIT INDEX

EXHIBIT NO.     DESCRIPTION OF DOCUMENT
-----------     -----------------------
   3.1          Form of Amended and Restated Articles of
                Incorporation

   3.2          By-Laws, as amended [3-6]

   4.1          Form of Common Stock Certificate